Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: NIPPONKOA Insurance Co., Ltd.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

<Translation>

November 19, 2009

To Whom It May Concern

	Corporate Name:	NIPPONKOA Insurance Co., Ltd.
	Name of the Representative:	Makoto Hyodo President and CEO
(Code Number: 8754)

Announcement regarding Convocation of the Extraordinary Shareholders’ Meeting

and Partial Amendments to the Articles of Incorporation

NIPPONKOA Insurance Co., Ltd. (President and Chief Executive Officer: Makoto Hyodo) (“NIPPONKOA”) and SOMPO JAPAN INSURANCE INC. (President and Chief Executive Officer: Masatoshi Sato) (“SOMPO JAPAN”) (collectively, the “Parties”), as announced on March 13, 2009, July 29, 2009 and October 30, 2009, subject to shareholder approval at a shareholders’ meeting of each Party and to other conditions such as regulatory approvals, plan to implement a statutory share exchange (the “Share Exchange”) whereby the Parties will jointly establish a holding company, “NKSJ Holdings, Inc.” (the “Joint Holding Company”), on April 1, 2010 which will own 100% shares of each of the Parties as a result of the business integration (the “Business Integration”).

At the meeting of our board of directors held today, NIPPONKOA passed a resolution to call an extraordinary shareholders’ meeting to seek for approval for the Business Integration and partial amendments to our Articles of Incorporation (the “Extraordinary Shareholders’ Meeting”), with details as follows:

1.	Date, Time and Place of and Proposals to be Addressed at the Extraordinary Shareholders’ Meeting

(1)	Date, Time and Place of the Extraordinary Shareholders’ Meeting

Date and Time:	December 22, 2009 (Tuesday) at 10 a.m.
Place:	Head Office, 7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

(Note: Date and time may be changed when required by any unavoidable circumstances that may arise in taking steps to implement the Share Exchange.)

(2)	Proposals to be Addressed at the Extraordinary Shareholders’ Meeting

<Company Proposals>

Proposal No. 1	The joint share exchange plan between NIPPONKOA and SOMPO JAPAN.

Proposal No. 2	Partial amendments to the Articles of Incorporation

<Shareholder Proposal>

Proposal No. 3	Dismissal of four directors: Makoto Hyodo, Masaya Futamiya, Yuichi Yamaguchi and Kazuo Hashimoto

In addition, since Proposal No. 3 is subject to rejection of Proposal No. 1 (a proposal by the company concerning business integration with SOMPO JAPAN), in the event that Proposal No. 1 is approved and passed at the Extraordinary Shareholders’ Meeting, Proposal No. 3 will not be addressed.

2.	Reasons, Details and Schedule of Amendments to the Articles of Incorporation

(1)	Reasons for amendments to the Articles of Incorporation

At the Extraordinary Shareholders’ Meeting, in the event that Proposal No. 1 is approved and passed and the procedures required to effect the share exchange procedures are implemented, our shareholders will become shareholders of a wholly-owning parent company, “NKSJ Holdings, Inc.” to be established on April 1, 2010 (scheduled) as a result of share exchange, and accordingly, “NKSJ Holdings, Inc.” will be the sole shareholder of NIPPONKOA.

Therefore, since it will be no longer necessary to stipulate a record date in relation to voting rights for an annual shareholders’ meeting, the provision set forth in Paragraph 2 of Article 12 of the current Articles of Incorporation will be deleted, and, in principle, shareholders as of the date of a general shareholders’ meeting shall be shareholders who can exercise voting rights at the general shareholders’ meeting.

The amendments to the Articles of Incorporation will become effective on March 31, 2010, on the premise that the abovementioned Proposal No. 1 will be approved and passed as originally proposed, that a share exchange plan to be approved in the abovementioned Proposal No. 1 has not lost its validity by the date one day prior to March 31, 2010 and that the Share Exchange has not been suspended.

(2)	Details of amendments to the Articles of Incorporation

Details of amendments are as provided below:

Comparison of the Current Articles of Incorporation and the Proposed Amendments to the

Articles of Incorporation

(Amendments are underlined.)

Current Articles of Incorporation	Proposed Amendments

(Calling and Record Date of an Annual Shareholders’ Meeting)

Article 12 An annual shareholders’ meeting shall be called within four months from April 1 of each year, and an extraordinary shareholders’ meeting shall be called whenever needed.

(Calling) Article 12 An annual shareholders’ meeting shall be called within four months from April 1 of each year, and an extraordinary shareholders’ meeting shall be called whenever needed.

2. A record date for voting rights at an annual shareholders’ meeting shall be March 31 of each year.	(Deleted)

(3)	Schedule of amendments to the Articles of Incorporation

Date of a general shareholders’ meeting for amendments to the Articles of Incorporation:	December 22, 2009
Effective date of amendments to the Articles of Incorporation:	March 31, 2010

END

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN and NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been or may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

NIPPONKOA Insurance Co., Ltd.
7-3, Kasumigaseki 3-chome, Chiyoda-ku Tokyo, Japan 100-8965
Investor Relations, Corporate Planning Department
Yoko Hirao
Tel: 81-3-3593-5418
E-mail: yoko.hirao@nipponkoa.co.jp
URL: http//www:nipponkoa.co.jp